Exhibit 99.2

2011 | Q3
Letter to Shareholders

Our Canadian operations performed well in the third quarter which positions us, through sales backlog and other lot sales contracts, to do even better in the fourth quarter.  Our U.S. operations continue to face the same challenges as the rest of our competitors in the marketplace.

Our pre-tax income of $81 million for the nine months ended September 30, 2011 compared with $130 million for the same period in 2010 reflects similar performance to last year from our Canadian operations, lower performance from our U.S. operations and the introduction of the transactional debt interest resulting from the merger.

Markets

Volatility and uncertainty in the global marketplace provides a backdrop for a consumer who is understandably nervous, particularly in the U.S.  Notwithstanding this, in Alberta, 86,000 new jobs were created in the last nine months, many related to capital projects slated for Northern Alberta.  This job creation, given the size of the Province, far outpaces almost any other area around the world.  Given the normal time lag between job creation and home ownership, this augers very well for our future in Alberta.

The overriding risk to this positive news in Canada is the threat of a double-dip recession in the U.S.  There are many different views on the likelihood of this occurring.  If it does not occur, we are well positioned, especially in Canada, to take advantage of the jobs that will continue to be created in the energy industry and the resultant home sales. If a double-dip were to occur, we believe we are well equipped to take advantage of distressed opportunities, predominately in the U.S., that will inevitably present themselves over the next 12 to 18 months.

Opportunities

In order to maintain as much optionality as possible and enhance our liquidity for future opportunities, the Company has reached an agreement, subject to board approvals, to amend the terms of its C$265 million of transaction debt such that the originally scheduled principal payments of C$50 million during each of the next three years will now be due along with the final payment of C$115 million on December 31, 2015.  Further, the Company has reached an agreement with Brookfield Asset Management to consolidate its two existing U.S. lines of credit of $225 million into one $300 million line at an interest rate of LIBOR plus 4.5%.

We believe that these arrangements provide us with a great deal of flexibility to take advantage of opportunities over the next several years in anticipation of a U.S. housing recovery.

We will continue to actively communicate with shareholders and potential shareholders about our Company. We do not believe we are being appropriately judged in the marketplace with the trading value of our common shares.  While we have 50% of our assets in the U.S. market, we also have an extremely profitable Canadian franchise. This differentiates us from the other publicly traded land and housing companies.  It is therefore up to management to ensure this message is clearly articulated to existing and future shareholders.

Thank you once again for your interest in our Company.

Alan Norris President & Chief Executive Officer	November 2, 2011

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Litigation Reform Act of 1995 and in any applicable Canadian security regulations.  Certain statements in this letter to shareholders that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s future outlook, strategy and growth plans including acquisitions and lots controlled, enhanced liquidity, ability to take advantage of distressed opportunities, and those statements preceded by, followed by, or that include the words “believe,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.”  Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favourable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control.  We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.